CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	December 31
	2006	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$16,253,837	$17,516,909
Amounts receivable	132,715	208,762
Due from related parties (note 5)	143,007	–
Investments (note 3)	381,000	179,000
Prepaid expenses	73,963	85,164
	16,984,522	17,989,835

Equipment	32,211	6,080
Reclamation deposits	63,834	63,580
Mineral property interests	98,630,000	98,630,000

Total Assets	$115,710,567	$116,689,495

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$516,334	$644,245
Due to related parties (note 5)	–	55,960
	516,334	700,205

Future income taxes	19,964,000	19,364,000

Shareholders' equity
Share capital (note 4)	161,996,104	161,228,635
Contributed surplus (note 4(d))	5,233,466	5,007,211
Deficit	(71,999,337)	(69,610,556)
	95,230,233	96,625,290
Subsequent events (note 6)
Total Liabilities and Shareholder's Equity	$115,710,567	$116,689,495

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdi Dippenaar	/s/ Jeffrey R. Mason

Ferdi Dippenaar	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005

Expenses
Amortization	$719	$–
Conference and travel	199,749	19,427
Exploration (see schedule of exploration expenses)	639,508	777,300
Foreign exchange	580,453	(1,861,126)
Interest income	(145,340)	(114,135)
Legal, accounting, and audit	106,203	64,106
Office and administration	569,604	299,168
Shareholder communications	88,883	79,974
Stock-based compensation - exploration (note 4(c))	136,390	3,141
Stock-based compensation - office and administration (note 4(c))	328,255	877
Trust and filing	86,357	66,773
Loss (income) before the undernoted and income taxes	2,590,781	(664,495)
Loss on sale of investments	–	193,150
Mark-to-market adjustment on investments (note 3)	(202,000)	–
Loss (income) before income taxes	2,388,781	(471,345)
Future income tax recovery	–	(1,043,000)

Loss (income) for the period	$2,388,781	$(1,514,345)

Basic and diluted income (loss) per share	$(0.03)	$0.02

Weighted average number of common shares outstanding	93,869,719	91,074,490

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005

Deficit, beginning of year, as previously reported	$69,610,556	$62,447,785
Adjustment for future income taxes and related foreign exchange	–	5,599,000
Deficit, as restated	69,610,556	68,046,785
Loss (income) for the period	2,388,781	(1,514,345)

Deficit, end of the period	$71,999,337	$66,532,440

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005

Operating activities
Income (loss) for the period	$(2,388,781)	$1,514,345
Items not involving cash
Amortization	1,271	–
Future income tax recovery	–	(1,043,000)
Loss on sale of investments	–	193,150
Mark-to-market adjustment on investments (note 3)	(202,000)	–
Non-cash stock-based compensation expense	464,645	4,018
Unrealized foreign exchange	600,000	(2,033,000)
Warrants received for property option agreement	–	(345,000)
Changes in non-cash operating working capital
Amounts receivable	76,047	89,041
Prepaid expenses	11,201	54,075
Accounts payable and accrued liabilities	(127,911)	478,754
Cash used in operating activities	(1,565,528)	(1,087,617)

Investing activities
Proceeds on sale of investments	–	77,850
Purchase of equipment	(27,402)	–
Reclamation deposits	(254)	–
Cash provided by (used in) investing activities	(27,656)	77,850

Financing activities
Common shares issued for cash, net of issue costs	529,079	5,018,062
Advances from (to) related parties (note 5)	(198,967)	66,416
Cash provided by financing activities	330,112	5,084,478

Increase (decrease) in cash and equivalents	(1,263,072)	4,074,711
Cash and equivalents, beginning of period	17,516,909	17,199,548

Cash and equivalents, end of period	$16,253,837	$21,274,259

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$–
Interest received	$145,340	$114,135

Non-cash financing and investing activities
Warrants received for mineral property option agreement	$–	$345,000
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$238,390	$–

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in Canadian Dollars)

Mineral Property Interests	Burnstone	Ivanhoe	Other	Total

Exploration expenses incurred during the period ended March 31, 2006
Assays and analysis	$9,770	$207	$(1,226)	$8,751
Amortization	51	–	501	552
Drilling	–	–	–	–
Engineering	209,711	19,282	–	228,993
Environmental, socio-economic and land	37,282	7,282	130	44,694
Equipment rental	3,429	–	7,211	10,640
Freight	–	–	–	–
Geological	78,425	8,915	61,683	149,023
Graphics	1,652	5,047	–	6,699
Property fees and exploration option payments	87,844	1,376	201	89,421
Site activities	36,367	3,794	56,560	96,721
Transportation	1,006	520	2,488	4,014
	465,537	46,423	127,548	639,508
Stock-based compensation (note 4(c))	99,287	9,901	27,202	136,390
Incurred during 2006	564,824	56,324	154,750	775,898
Cumulative exploration expenditures, December 31, 2005	21,523,977	23,300,423	334,221	45,158,621
Cumulative exploration expenditures, March 31, 2006	$22,088,801	$23,356,747	$488,971	$45,934,519

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$20,499,360	$23,158,164	$446,775	$44,104,299
Cumulative stock-based compensation - exploration	1,589,441	198,583	42,196	1,830,220
	$22,088,801	$23,356,747	$488,971	$45,934,519

Exploration expenses incurred during 2005
Assays and analysis	$83,601	$2,881	$96,606	$183,088
Amortization	85	–	1,157	1,242
Drilling	472,917	–	298,871	771,788
Engineering	1,216,433	66,935	20,755	1,304,123
Environmental, socio-economic and land	376,843	8,490	2,064	387,397
Equipment rental	–	–	18,276	18,276
Freight	–	–	21	21
Geological	439,310	109,781	312,802	861,893
Graphics	8,552	18,994	7,997	35,543
Property fees and exploration option payments	155,688	153,856	4,254	313,798
Site activities	221,127	23,165	71,329	315,621
Transportation	16,532	5,883	14,767	37,182
Proceeds on option agreements	–	–	(345,000)	(345,000)
	2,991,088	389,985	503,899	3,884,972
Stock-based compensation	13,228	1,787	3,768	18,783
Incurred during 2005	3,004,316	391,772	507,667	3,903,755
Cumulative exploration expenditures, December 31, 2004	18,519,661	22,908,651	(173,446)	41,254,866
Cumulative exploration expenditures, December 31, 2005	$21,523,977	$23,300,423	$334,221	$45,158,621

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

2.	Equipment

	March 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computer	$155,524	$129,916	$25,608	$133,388	$128,835	$4,553
Field	351,360	349,919	1,441	351,360	349,833	1,527
Office	305,944	300,782	5,162	300,678	300,678	–
	$812,828	$780,617	$32,211	$785,426	$779,346	$6,080

3.	Investments

At March 31, 2006, the estimated fair value of investments, comprising 100,000 warrants each in Lumina Resources Corp., Northern Peru Copper Corp. and Global Copper Corp., was estimated at $381,000 (using expected volatilities ranging between 82% – 114%, risk free interest rate of 4%, dividends of nil and remaining life of approximately 0.95 years). Consequently, mark-to-market adjustments of $202,000 were charged to operations during the three months ended March 31, 2006. The continuity of the number and value of warrants is as follows:

Warrants:	Number of	Carrying
	warrants	value
Balance, December 31, 2005	100,000	$179,000
Cancelled February 2006	(100,000)	–
Received, February 2006	300,000	–
Mark-to-market adjustment, 2006	–	202,000
Balance, March 31, 2006	300,000	$381,000

At December 31, 2005, the Company held 100,000 warrants of Lumina Copper Corp. ("Old Lumina"). In May 2005, Old Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the Toronto Stock Exchange. On February 14, 2006, the Company and Regalito Copper

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Corp. (“Regalito”), the successor company to Old Lumina, agreed to cancel these warrants and replace them with the following, which each may be exercised until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the cash difference between such price and $8.78 multiplied by 100,000.

4.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2005	93,685,379	$161,228,635
Share purchase options exercised (note 4(c))	387,000	529,079
Fair value of options allocated to shares on exercise	–	238,390
Balance, March 31, 2006	94,072,379	$161,996,104

(c)	Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2005	$1.41	5,242,000	2.60
Granted	$2.07	2,161,000
Exercised	$1.37	(387,000)
Balance, March 31, 2006	$1.62	7,016,000	2.61

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Options outstanding at March 31, 2006 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
November 30, 2006	$1.59	10,000	10,000
November 30, 2006	$1.75	410,000	410,000
November 30, 2006	$1.62	85,000	85,000
September 28, 2007	$1.15	592,000	569,500
December 20, 2007	$1.17	963,000	963,000
December 14, 2007	$1.14	15,000	–
December 19, 2008	$1.62	2,100,000	2,100,000
March 31, 2009	$2.07	2,161,000	–
December 31, 2010	$1.14	680,000	226,700
Total		7,016,000	4,364,200
Average option price		$1.62

At March 31, 2006, there were 4,364,200 options exercisable, with a weighted average exercise price of $1.45.

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three months ended March 31, 2006 and 2005, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2006	2005
Exploration
Engineering	$31,095	$542
Environmental, socioeconomic and land	–	–
Geological	105,295	2,599
Exploration	136,390	3,141
Operations and administration	328,255	877
Total compensation cost recognized in operations, credited to
contributed surplus	$464,645	$4,018

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2006	2005
Risk free interest rate	4%	3%
Expected life	3.1 years	2.6 years
Expected volatility	54%	64%
Expected dividends	nil	nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(d)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2005	$5,007,211
Changes during the period
Non-cash stock-based compensation (note 4(c))	464,645
Share purchase options exercised, credited to share capital	(238,390)
Balance, March 31, 2006	$5,233,466

The components of contributed surplus are:

	March 31	December 31
	2006	2005
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	5,920,521	5,455,876
Share purchase options exercised, credited to share capital	(908,305)	(669,915)
Total contributed surplus	$5,233,466	$5,007,211

5.	Related party balances and transactions

Related party balances receivable (payable)	March 31	December 31
	2006	2005
Hunter Dickinson Inc.	$249,127	$(6,399)
CEC Engineering Ltd.	(23,199)	(49,561)
Plateau Resources (Proprietary) Limited (a)	(82,921)	–
	$143,007	$(55,960)

Reimbursement for third party expenses and services rendered	Three months ended March 31
	2006	2005
Hunter Dickinson Inc.	$444,237	$283,998
Hunter Dickinson Group Inc.	$–	$3,200
CEC Engineering Ltd.	$55,400	$17,516
Pangea Exploration (Proprietary) Limited	$18,515	$20,650
Plateau Resources (Proprietary) Limited (a)	$93,432	$(6,326)

(a)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	Subsequent events

Subsequent to March 31, 2006,

(a)

The Company entered into an agreement pursuant to which an underwriter has agreed to purchase 6,700,000 common shares of the Company at a price of $2.25 per share, for gross proceeds of $15,075,000. The Company has also granted the underwriters an "over-allotment option", to purchase up to an additional 4,500,000 common shares of the Company at $2.25 per common share.

(b)	The Company also announced that it intends to raise an additional $10 million under a separate financing through the sale of common shares at $2.25 per share to accredited investors.

(c)	The Company cancelled 100,000 options with an exercise price of $1.75 per common share and an expiry of November 30, 2006.

(d)	The Company granted 1,806,500 options with an exercise price of $2.45 per common share, 180,000 expiring March 31, 2009, 461,500 expiring April 30, 2009 and 1,165,000 expiring April 30, 2011.